Exhibit 99.2
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Aqua Vie 10-QSB for period ending April 30, 2003

Aqua Vie Beverage Corporation Consulting Agreement entered into as of February 27, 2003 between Aqua Vie Beverage Corporation and Valerie Gillespie, Consultant

Aqua Vie entered into a contract with Valerie Gillespie as of February 27, 2003 under the terms of which she was engaged to perform consulting services for the Company. The contract provides that any intellectual property created by her or any person working for her shall become the property of the Company. The contract contains confidentiality provisions, applicable to her and any person to whom she reveals any information. Under the terms of the contract, she is compensated on a per diem basis, plus expenses, and on a percentage of work she subcontracts or has performed by others. The contract provides for payment in S-8 stock. Under the terms of the contract, S-8 stock can be issued only for bona fide consulting services not related to stock promotion or financings. Any advance payments are required, at the request of the Company, to be kept in segregated accounts.